File No. 69-351




                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                   FORM U-3A-2



                 STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
                    UNDER RULE U-3A-2 FROM THE PROVISIONS OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                      To be filed annually prior to March 1



                               DUKE POWER COMPANY



hereby files (on behalf of itself and all of the members of its consolidated group as described herein) with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

         1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator
(EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

         Duke Power Company (the "Claimant"), a North Carolina corporation, is engaged in the generation, transmission, distribution and sale of electric energy in the central portion of North Carolina and the western portion of South Carolina. Its service area, approximately two-thirds of which is located in North Carolina, covers about 20,000 square miles with an estimated population of 5,000,000 and includes a number of cities, of which the largest are Charlotte, Greensboro, Winston-Salem and Durham in North Carolina and Greenville and
Spartanburg in South Carolina. During the year ended December 31, 1995, the Claimant's electric revenues amounted to approximately $4.4 billion, of which about 70% was derived from North Carolina and 30% from South Carolina. The Claimant is also engaged in a variety of diversified operations, most of which are organized in separate subsidiaries. The subsidiaries and diversified activities of the Claimant are organized into the Associated Enterprises Group. The Claimant's executive offices are located in the Power Building, 422 South Church Street, Charlotte, North Carolina 28242. (Reference is made to Form 10-K Annual Report of the Claimant for the year ended December 31, 1995, to be available after March 30, 1996, and hereby incorporated herein by reference for additional information concerning the business of Claimant.)
         The Claimant has the following active subsidiaries, all of which are wholly owned:
         1. Nantahala Power and Light Company ("NP&L"), a North Carolina corporation, is engaged in the business of generating, transmitting and distributing electric power in western North Carolina.

        2.  Church  Street   Capital  Corp.   ("Church   Street"),   a  Delaware
corporation, manages investment funds and serves as the parent company for the non-electric operating subsidiaries in the Claimant's system.

        The Claimant has the following inactive subsidiaries, all of which are wholly owned:
         1. Eastover Mining Company, a Kentucky corporation
         2. Eastover Land Company, a Kentucky corporation
         3. Catawba Mfg. & Electric Power Company, a North Carolina corporation
         4. Western Carolina Power Company, a North Carolina corporation
         5. Caldwell Power Company, a North Carolina corporation
         6. Southern Power Company, a North Carolina corporation
         7. Greenville Gas & Electric Light & Power Company, a South Carolina corporation
         8. Wateree Power Company, a South Carolina corporation
         9. Western Fuel, Inc., a Wyoming corporation

         2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which the claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

         At December 31, 1995, the Claimant operated three nuclear generating stations, eight coal-fired stations and twenty-seven hydroelectric stations, all of which are located in North Carolina or South Carolina.

         The following is a list of the major generating stations owned by the Claimant at December 31, 1995:
             Facility          Energy Source                 Net MW

                Oconee               Nuclear                  2,538
                McGuire              Nuclear                  2,258
                Catawba              Nuclear                    282(1)

                Belews Creek         Coal                     2,240
                Marshall             Coal                     2,090
                Allen                Coal                     1,140
                Cliffside            Coal                       760
                Others               Coal                     1,469

                Bad Creek            Hydroelectric            1,065
                Jocassee             Hydroelectric              610
                Others               Hydroelectric            1,007

                Combustion           Oil and gas              1,484
                  turbines

        -------------------
          1Represents the Claimant's 12-1/2 percent ownership share of the Catawba Nuclear Station.

         The Claimant is nearing completion of the Lincoln Combustion Turbine Station, a 16-turbine facility designed to provide capacity at periods of peak demand. The station will have a total generating capacity of 1,200 megawatts. Twelve of the sixteen units were placed into commercial operation in 1995, and the remaining four units are scheduled to begin commercial operation in 1996. The facility is designed to operate on either natural gas or oil.
         In addition to the electric generating plants described above, the Claimant owned, as of December 31, 1995, approximately 8,300 conductor miles of transmission lines, including 600 conductor miles of 500 kilovolts, 1,400 conductor miles of 220 kilovolts, 3,400 conductor miles of 100 kilovolts, and 2,900 conductor miles of 13 - 66 kilovolts.

         The Claimant also owned, as of December 31, 1995, approximately 73,500 conductor miles of distribution lines, including 47,000 conductor miles of rural overhead lines, 14,600 conductor miles of urban overhead lines, 6,700 conductor miles of rural underground lines and 5,200 conductor miles of urban underground lines.
         As of such date, the Claimant's transmission and distribution systems comprised approximately 1,600 substations with an installed transformer capacity of approximately 84,200,000 kVA.
         NP&L's generation facilities consist of eleven hydroelectric plants with an aggregate nameplate capacity of approximately 100 MW. Duke Power supplies all of NP&L's supplemental power needs from Duke Power's Tuckaseegee Substation near NP&L's Thorpe Plant. NP&L also has an interconnection of 161 kV with the Tennessee Valley Authority (TVA) at Santeetlah, North Carolina. The transmission backbone of the NP&L system is a 161 kV line from Duke's Tuckaseegee Substation to the interconnection with TVA at Santeetlah, with Nantahala substations at Robbinsville, Nantahala Plant, Oak Grove, Webster and Thorpe Plant. At these substations, voltage is stepped down and sent over lower voltage lines to customers.
         Reference is made to the map attached hereto as Exhibit D for the locations of principal generating plants, transmission lines, and distribution facilities of the Claimant and NP&L. Such map is incorporated herein by reference.

         3. The following information for the last calendar year with respect to the claimant and each of its subsidiary public utility companies:

        (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

         Number of kwh. of electric energy sold (at retail or wholesale):

                     Company                        Kwh.

                     Claimant(1)                67,856,309,000     (retail)
                                                 8,084,777,000(2)  (wholesale)

                     NP&L                          869,013,000     (retail)
                                                   274,815,000(3)  (wholesale)
--------------



            1   Excludes 796,094,000 Kwh for change in electric service rendered but not yet billed to customers.
            2   Excludes 8,269,025,000 Kwh received by the other joint owners of the Catawba Nuclear Station,  which  represents  delivery of the other joint owners' energy  entitlements.  These  deliveries are not reflected as sales by the Claimant.  Includes  sales to NP&L of 755,117,000 Kwh.
            3   Includes sales to Claimant of 63,401,000 Kwh.

           Gas Sales (at retail)

                     Company                   Mcf.

                     Claimant                  None
                     NP&L                      None

         (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each company is organized.

                     Company                    Kwh.

                     Claimant                   21,052,877,000
                     NP&L                       None

                     Company                    Mcf.

                     Claimant                   None
                     NP&L                       None

         (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                     Company                          Kwh.

                     Claimant                         2,443,582,000(1)
                     NP&L                               131,349,000(2)

                     Company                          Mcf.

                     Claimant                         None
                     NP&L                             None
 ------------------
    (1) Excludes 1,200,418,000 Kwh delivered to the other joint owners of the Catawba Nuclear Station outside North Carolina associated with the McGuire reliability exchange agreement.

    (2) Kwh bought from Claimant and sold to TVA, which is organized outside North Carolina. However, sales are made at interconnection points inside North Carolina.

        (d)  Number  of  kwh.  of  electric   energy  and  Mcf.  of  natural  or
manufactured gas purchased outside the State in which each such company is organized, or at the State line.

                     Company                            Kwh.

                     Claimant                           1,575,057,000(1)
                     NP&L                                  63,401,000(2)

                     Company                            Mcf.

                     Claimant                           None
                     NP&L                               None
------------------
    (1) Excludes 1,168,798,000 Kwh delivered from the other joint owners of the Catawba Nuclear Station outside North Carolina associated with the McGuire reliability exchange agreement.


    (2) This amount reflects purchases from TVA, which is organized outside North Carolina. However, such purchases are made at interconnection points inside North Carolina. All Kwh purchased from TVA were sold to Claimant.

         4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

         (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

        The Claimant owns indirect equity interests in three foreign utility companies that directly own electric facilities in Argentina, and one foreign utility company that directly owns electric facilities in Indonesia. Such electric facilities are described below:

(1)      Central Termica Guemes S.A. ("Guemes")

         Location of                 Ruta 34 KM 1135
         Facility:                   (4430) GRAL.M.M. de Guemes
                                     Salta, Argentina

         Business                    Adolfo Alsina 633, Fifth Floor
         Address:                    1384 Buenos Aires
                                     Republic of Argentina

         Guemes owns the Guemes Power Station, which is comprised of two 60 MW gas fired units and one 125 MW gas fired unit.

         Guemes sells electric energy and capacity in the "Wholesale Electric Market" which has been established by statute in Argentina under the jurisdiction of the Argentine Secretariat of Energy and the National Regulatory Entity of Electricity. Energy and capacity are sold on a competitive spot market basis in accordance with dispatch instructions from a central dispatch center and under term agreements.

(2)      Compania de Transporte de Energia
         Electrica en Alta Tension
         Transener S.A. ("Transener")

         Location of                 Paseo Colon 728
         Facility:                   Buenos Aires,  Argentina

         Business                    Av. de Mayo, 645 First Floor
         Address:                    Buenos Aires
                                     Republic of Argentina

         Transener holds an exclusive 95-year concession for the transmission of high tension electric energy in Argentina. The transmission facilities that Transener owns consist of 6,867 kilometers of 500 kV transmission lines, 284 kilometers of 220 kV transmission lines and 27 transforming substations.

 (3)     Hidroelectrica Piedra del Aguila S.A.
         ("Piedra del Aguila")

         Location of                 (8314) VILLA Piedra del Aguila
         Facility:                   Neuquen,  Argentina

         Business                    Av. de Mayo, 645 First Floor
         Address:                    Buenos Aires
                                     Republic of Argentina

         Piedra del Aguila holds an exclusive 30-year concession for the generation of hydroelectric energy from the facility located at Piedra del Aguila in the Provinces of Neuquen and Rio Negro in Argentina. The facility consists of four 350 MW units. Energy and capacity are sold on a competitive spot market basis in accordance with dispatch instructions from a central dispatch center and under term agreements.

(4)      P.T. Puncakjaya Power ("PJP")
         Location of                 Irian Jaya region
         Facility:                   of eastern Indonesia

         Business                    Plaza 89, 5th Floor
         Address:                    J1. H.R. Rasuna Said Kav. X-7 No. 6
                                     Jakarta 12940, Indonesia

         PJP owns certain facilities consisting of power generation and power delivery assets located in Irian Jaya, Indonesia. Such facilities provide electric power to a large mining and milling operation and its surrounding infrastructure. The generation assets include eight separate power generation facilities consisting of an aggregate of 66 diesel-fueled generating units (ranging from .32MW to 4.7 MW), and one hydroelectric generating facility consisting of two hydroelectric generating units (approximately 3.15 MW each). The power plants have a combined adjusted nameplate capacity of approximately 194 MW.

         The facilities also include the following transmission assets: a 5 kilometer 115 kV ring bus which interconnects certain of the power production plants, a 15 kilometer 20 kV transmission line which joins two portions of the facilities and a 10 kilometer 13 kV transmission line which joins other portions of the facilities.

         (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

         Set forth below, under the names of the facilities described in Section 4(a) above, are the system companies holding interests therein and the relationship of such companies to the Claimant. Each of the companies listed below is a foreign utility company. The interests in foreign utility companies described in Section 4(a) are all directly or indirectly held by Duke Energy Group, Inc., a

Delaware corporation ("DEG"), which is a wholly owned subsidiary of Church Street. Church Street is a direct subsidiary of the Claimant. Reference is made to the organizational charts in Exhibits C-1 through C-4.


(1) Guemes Facility

         Central Termica Guemes S.A.
         Duke Guemes, Inc.
         Powerco S.A.
         Powerco Services S.A.
         Duke Guemes Operating Corp.

         Duke Guemes, Inc., a Delaware corporation ("Duke Guemes"), is a wholly owned direct subsidiary of DEG. Duke Guemes in turn owns a 25% equity interest in Powerco S.A., an Argentine corporation headquartered in Buenos Aires ("Powerco"). Powerco owns a 60% equity interest in Guemes. This ownership results in Duke Guemes owning a 15% indirect equity interest in Guemes. Duke Guemes also owns 51% of Powerco Services S.A., an Argentine corporation ("Powerco Services"), which provides operating expertise to the Guemes facility, and is the operator of the Guemes station presently qualified by the Argentine government. Duke Guemes owns 100% of the outstanding voting stock of Duke Guemes Operating Corp., a Delaware corporation ("DGOC"), which assists Powerco Services in operating the Guemes Power Station.

 (2) Transener Facilities

     Compania de Transporte de Energia
       Electrica en Alta Tension
       Transener S.A.
     Duke Transener, Inc.
     Compania Inversora en Transmision
       de Electrica Citelec S.A. ("Citelec")
     Duke Transener Operating Corp.

         Duke Transener, Inc., a Delaware corporation ("Duke Transener"), is a wholly owned direct subsidiary of DEG. Duke Transener in turn owns a 15% equity interest in Citelec, an Argentine corporation based in Buenos Aires. Citelec owns a 65% equity interest in Transener, resulting in Duke Transener holding a 9.75% indirect equity interest in Transener. Duke Transener is an operator of the Transener facilities presently qualified by the Argentine government. Duke Transener also owns 100% of the outstanding voting stock of Duke Transener Operating Corp., a Delaware corporation ("DTOC"). DTOC assists Duke Transener in operating the Transener facilities.

 (3) Piedra del Aguila Facility

         Hidroelectrica Piedra del Aguila S.A.
         Duke Hidronor, Inc.
         Duke Hidronor (Caymans) Ltd.
         Hidroneuquen S.A.
         Duke Hidronor Operating Corp.

         Duke Hidronor, Inc., a Delaware corporation ("Duke Hidronor"), is a wholly owned direct subsidiary of DEG. Duke Hidronor owns 100% of Duke Hidronor (Caymans) Ltd., which in turn owns a 16.54% equity interest in Hidroneuquen S.A. ("Hidroneuquen"), an Argentine corporation. Hidroneuquen owns a 59% equity interest in Piedra del Aguila, resulting in Duke Hidronor holding a 9.76% indirect equity interest in Piedra del Aguila. Duke Hidronor also owns 100% of the outstanding voting stock of Duke Hidronor Operating Corp., a Delaware corporation ("DHOC"). In January 1996, DHOC replaced Duke Hidronor as an operator of the Piedra del Aguila facility. Duke Hidronor continues to be a foreign utility company by virtue of the ownership interests described herein.

(4) PJP Facilities
         P.T. Puncakjaya Power
         P.T. Nusantara Power Services ("NPS")

         Duke Irian Jaya, Inc.

         Thirty percent of the outstanding voting stock of PJP is owned by Duke Irian Jaya, Inc., a Delaware corporation ("Duke Irian Jaya"), which is a wholly owned direct subsidiary of DEG. The outstanding voting stock of NPS is 40% owned by Duke Coal Project Services Pacific, Inc., a Nevada corporation ("DCPSP"). DCPSP is a wholly owned direct subsidiary of Duke Coal Project Services Group, Inc., a Delaware corporation ("DCPSG"), which is a wholly owned subsidiary of Church Street. NPS became the operator of the PJP facilities on January 30, 1995.
         (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

 (1)     Guemes

         As of December 31, 1995, DEG had an equity investment of $21,321,000 in Duke Guemes. Duke Guemes had equity investments of $17,366,000 in Powerco and $142,000 in Powerco Services, and Powerco had an equity investment of $32,326,000 in Guemes. Also as of December 31, 1995, Duke Guemes had an outstanding loan of $2,500,000 to Powerco.

(2)      Transener

         As of December 31, 1995, DEG had an equity investment of $19,194,000 in Duke Transener. Duke Transener had an equity investment of $17,931,000 in Citelec. Citelec had an equity investment of $204,521,000 in Transener.

         As of December 31, 1995, Church Street had guaranteed $4,000,000 of Citelec debt. Such guarantee was renewed in May, 1995 for a term expiring in June, 1996.

(3)      Piedra del Aguila

         As of December 31, 1995, DEG had an equity investment of $67,550,000 in Duke Hidronor. Duke Hidronor had an equity investment of $48,829,000 in Duke Hidronor (Caymans) Ltd., and Duke Hidronor (Caymans) Ltd. had an equity investment of $48,729,000 in Hidroneuquen. Hidroneuquen had an equity investment of $282,314,000 in Piedra del Aguila.

         As of December 31, 1995, Duke Hidronor had an outstanding loan of $19,000,000 to Piedra del Aguila. Also, as of December 31, 1995, Church Street had guaranteed $485,000 to the Argentine government for a bid bond and public works bond.

(4)      PJP

         As of December 31, 1995, DEG had an equity investment of $16,344,000 in Duke Irian Jaya. Duke Irian Jaya had investments in PJP of $15,288,000 in equity and $672,000 in subordinated debt.

         As of December 31, 1995, DCPSG had an equity investment of $174,000 in DCPSP. DCPSP had an equity investment of $186,000 in NPS.

         (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

         See Exhibit A-5 for capitalization and earnings of foreign utility companies.

         (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

         During the reporting period, the following service contracts were in effect:
         1. Powerco Services and Guemes are parties to an Operation, Maintenance and Management Services Agreement under which Powerco Services provides operation, maintenance and management services for the Guemes Facility. Guemes reimburses Powerco Services for its direct costs incurred in providing such services plus an additional 7% of non-labor direct costs. Guemes also pays Powerco Services a fixed fee of $15,000 per month (adjusted based on increases in the GNP Implicit Price Deflator), and a quarterly variable fee of 6% of Guemes's net quarterly earnings before interest, principal, taxes and depreciation.

         2. Powerco Services and Duke Guemes Operating Corp. are parties to a Technical Assistance and Staffing Agreement, whereby Duke Guemes Operating Corp. provides technical assistance and personnel necessary to allow Powerco Services to carry out its obligations under the contract described in #1 above. Powerco Services agrees to pay to Duke Guemes Operating Corp. a fixed fee of $7,650 per month (adjusted similarly as above), and a quarterly variable fee equal to 51% of the variable fee described in #1 above.

         3. Transener, DTOC and four other entities are parties to a Technical Assistance Agreement for the Operation, Maintenance and Management of the Transener Facilities. DTOC and the other parties provide technical assistance to Transener in connection with its operation, maintenance and management of the Transener Facilities. Transener pays to DTOC and the other parties a fee equal to five percent of Transener's annual income, distributed pro rata based upon ownership in Citelec, Transener's direct parent.

         4. Piedra del Aguila, DHOC and two other entities are parties to a Technological Assistance and Transfer of Technology Agreement whereby DHOC and the other two parties provide technical knowledge and assistance and transfers of certain technology to Piedra del Aguila for operation of the Piedra del Aguila Facility. As compensation under the Agreement, Piedra del Aguila agrees to pay DHOC and the other parties

              1.5% of its annual gross income. The fee is to be distributed equally among DHOC and the other two parties providing services under the Agreement.

         5. Duke Energy Corp. ("DEC"), a subsidiary of DEG, has entered into a Services Agreement with Duke Guemes pursuant to which DEC provides to Duke Guemes administrative, financial and other services, as requested by Duke Guemes, related to the Guemes Facility. DEC is reimbursed by Duke Guemes for all reasonable costs incurred in its performance of such services. DEC has identical agreements with Duke Transener, Duke Hidronor, Duke Irian Jaya, DGOC, DTOC and DHOC, each agreement relating to the project with which such company is associated.

         6. PJP and DEC are parties to a Project Administrative Services Agreement, under which DEC provides administrative services to PJP related to PJP's insurance, credit agreement, accounting and treasury functions. DEC receives a fee based on its cost of providing such services, at rates which may be revised from time to time.

         7. PJP and NPS are parties to an Operation, Maintenance and Services Agreement under which NPS provides operation, maintenance and management services for the PJP facilities. PJP reimburses NPS for its direct costs incurred in providing such services, spare parts, and equipment. PJP also pays NPS a fixed fee of $50,000 per month (adjusted annually based on changes in the GDP Deflator Ratio), plus an incentive fee.

         8. Duke Engineering and Services, Inc. ("DE&S"), a wholly owned subsidiary of Church Street, and Piedra del Aguila are parties to a Master Services Agreement under which DE&S has agreed to furnish certain engineering and related services which Piedra del Aguila may request from time to time. Piedra del Aguila has agreed to reimburse DE&S at agreed-upon hourly rates for labor, DE&S' commercial rates plus 10% for non-labor charges, and any additional amounts arising out of Argentine government requirements.

         9. DE&S and Guemes are parties to a Master Services Agreement under which DE&S has agreed to furnish certain engineering and related services which Guemes may request from time to time. Guemes has agreed to reimburse DE&S at agreed-upon hourly rates for labor, DE&S' actual costs for non-labor charges, some of which will be increased by 10%, and any additional amounts arising out of Argentine government requirements.

         The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 1996.

                               DUKE POWER COMPANY


                                    By:     Ellen T. Ruff
                                            Ellen T. Ruff, Secretary
                                            and Deputy General Counsel

{CORPORATE SEAL}

ATTEST:
Robert T. Lucas III
-----------------------------


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                     Ellen T. Ruff
                     Secretary  and Deputy  General  Counsel
                     Duke Power  Company  PB05E
                     422 South  Church  Street  Charlotte,
                     North Carolina 28242-0001

                                                                     EXHIBIT A



         A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of the claimant and its subsidiary companies as of the close of such calendar year.


Exhibit A-1 - Consolidating Statement of Income of Duke Power Company for 1995 and Consolidating Balance Sheet of Duke Power Company as of December 31, 1995.

Exhibit A-2 - Consolidated Statement of Retained Earnings of Duke Power Company for 1995.

Exhibit A-3 - Statement of Income and Retained Earnings of Nantahala Power and Light Company for 1995 and Balance Sheet of Nantahala Power and Light Company as of December 31, 1995.

Exhibit A-4 - Consolidated Statements of Income and Retained Earnings of Foreign Utility Companies Wholly Owned by Claimant for 1995 and Consolidated Balance Sheets of Foreign Utility Companies Wholly Owned by Claimant as of December 31, 1995.

Exhibit A-5 - Duke Power Company Capitalization and Earnings of Foreign Utility Companies as of and for the year ended December 31, 1995.

                                                                 Exhibit A-1
                                                                 Page 1 of 2

                               DUKE POWER COMPANY
                        CONSOLIDATING STATEMENT OF INCOME
                  FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1995
                             (Dollars in Thousands)
                                   (unaudited)


                                                                     UNCONSOLIDATED      ASSOCIATED    ELIMINATING   CONSOLIDATED
                                                                       DUKE POWER        ENTERPRISES   & ADJUSTING    DUKE POWER
                                                                        COMPANY          GROUP         ENTRIES           COMPANY


REVENUES
  Electric revenues . . . . . . . . . . . . . . . . . . . . . . .     $ 4,422,438    $    62,716    $   (30,512)   $ 4,454,642
  Diversified operations . . . . . . . . . . . . . . . . . . . . .              -        236,509        (14,467)       222,042
    Total revenues . . . . . . . . . . . . . . . . . . . . . . .        4,422,438        299,225        (44,979)     4,676,684
OPERATING EXPENSES
  Fuel used in electric generation . . . . . . . . . . . . . . . .        744,226           --             --         744,226
  Net interchange and purchased power . . . . . . . . . . . . . .         467,264         31,542        (30,513)      468,293
  Other operation and maintenance . . . . . . . . . . . . . . . .       1,221,275        154,758         27,514     1,403,547
  Depreciation and amortization . . . . . . . . . . . . . . . . .         446,284         11,430            417       458,131
  General taxes . . . . . . . . . . . . . . . . . . . . . . . . .         243,985          9,275            176       253,436
     Total operating expenses . . . . . . . . . . . . . . . . . .       3,123,034        207,005         (2,406)    3,327,633
OPERATING INCOME . . . . . . . . . . . . . . . . . . . . . . . . .      1,299,404         92,220        (42,573)    1,349,051

INTEREST EXPENSE AND OTHER INCOME
  Interest expense . . . . . . . . . . . . . . . . . . . . . . . .       (281,593)        (9,353)         1,628      (289,318)

  AFUDC and other deferred returns . . . . . . . . . . . . . . . .        124,149            891           --         125,040

  Earnings of subsidiaries . . . . . . . . . . . . . . . . . . . .         48,555             --        (48,555)           --

  Other, net . . . . . . . . . . . . . . . . . . . . . . . . . . .        (37,856)         2,456          31,606       (3,794)

     Total interest expense and other income . . . . . . . . . . .       (146,745)        (6,006)        (15,321)    (168,072)

INCOME BEFORE INCOME TAXES . . . . . . . . . . . . . . . . . . . .      1,152,659         86,214         (57,894)   1,180,979
INCOME TAXES
  Current . . . . . . . . . . . . . . . . . . . . . . . . . . . .         439,137         24,952          (3,637)     460,452
   Deferred . . . . . . . . . . . . . . . . . . . . . . . . . . . .        10,090          7,146           --          17,236
  Investment tax credit - amortization of credits . . . . . . . .         (11,106)          (141)          --         (11,247)
    Total income taxes . . . . . . . . . . . . . . . . . . . . .          438,121         31,957          (3,637)     466,441
NET INCOME  . . . . . . . . . . . . . . . . . . . . . . . . . . .         714,538         54,257         (54,257)     714,538

Dividends on preferred and preference stock . . . . . . . . . . .          48,903           --             --          48,903
EARNINGS FOR COMMON STOCK . . . . . . . . . . . . . . . . . . . .      $  665,635       $ 54,257        $(54,257)   $ 665,635





COMMON STOCK DATA
  Average common shares outstanding (thousands) . . . . . . . .   204,859

  Earnings per share . . . . . . . . . . . . . . . . . . . . . . $   3.25

  Dividends per share . . . . . . . . . . . . . . . . . . . . .  $   2.00

                                                                    Exhibit A-1
                                                                    Page 2 of 2
                               DUKE POWER COMPANY
                           CONSOLIDATING BALANCE SHEET
                             AS OF DECEMBER 31,1995
                             (Dollars in Thousands)
                                   (unaudited)



                                                         UNCONSOLIDATED       ASSOCIATED           ELIMINATING        CONSOLIDATED
                                                           DUKE POWER        ENTERPRISES           & ADJUSTING         DUKE POWER
                                      ASSETS                 COMPANY            GROUP                ENTRIES             COMPANY
CURRENT ASSETS
  Cash . . . . . . . . . . . . . . . . . . . . . . . . . .  $ 19,553      $         25,857          $         -         $     45,410
  Short-term investments . . . . . . . . . . . . . . . . .         -                76,300                    -               76,300
  Receivables (less allowance for losses:
       1995 -    $6,352    ) . . . . . . . . . . . . . . .   656,263                81,890               (48,450)            689,703
  Inventory - at average cost . . . . . . . . . . . . . . .  306,390                44,577               (9,126)             341,841
  Prepayments and other . . . . . . . . . . . . . . . . . .   13,040                10,753                 (893)              22,900


        Total current assets . . . . . . . . . . . . . . .   995,246               239,377              (58,469)           1,176,154
INVESTMENTS AND OTHER ASSETS
  Investments in and advances to subsidiaries. . . . . . . . 550,746                    -              (550,746)                  -
  Investments in joint ventures . . . . . . . . . . . . . .        -               163,274                    -             163,274
  Other investments, at cost or less . . . . . . . . . . .    22,673                87,697              (25,176)             85,194
  Nuclear decommissioning trust funds . . . . . . . . . . .  273,466                    -                     -             273,466
  Pre-funded pension cost . . . . . . . . . . . . . . . . .   80,000                    -                     -              80,000
        Total investments and other assets . . . . . . . .   926,885               250,971             (575,922)            601,934

PROPERTY, PLANT AND EQUIPMENT
  Electric plant in service (at original cost)
    Production . . . . . . . . . . . . . . . . . . . . . . 7,122,143                32,189                    -           7,154,332
    Transmission . . . . . . . . . . . . . . . . . . . . . 1,470,454                61,847                    1           1,532,302
    Distribution . . . . . . . . . . . . . . . . . . . . . 4,024,290                81,223                    -           4,105,513
    Other . . . . . . . . . . . . . . . . . . . . . . . . .1,020,565                12,274               (2,613)          1,030,226
      Electric plant in service . . . . . . . . . . . . . 13,637,452               187,533               (2,612)         13,822,373
      Less accumulated depreciation and amortization . . . 5,044,122                78,441                 (371)          5,122,192
        Electric plant in service, net . . . . . . . . . . 8,593,330               109,092               (2,241)          8,700,181
  Nuclear fuel . . . . . . . . . . . . . . . . . . . . . .   731,691                     -                    -             731,691
  Less accumulated amortization . . . . . . . . . . . . .    453,921                     -                    -             453,921
    Nuclear fuel, net . . . . . . . . . . . . . . . . . .    277,770                     -                    -             277,770
  Construction work in progress (including nuclear fuel
  in process:
       1995 -   $25,500    ) . . . . . . . . . . . . . . .   377,513                 9,759               (4,690)            382,582
      Total electric plant, net . . . . . . . . . . . . .  9,248,613               118,851               (6,931)          9,360,533
  Other property - at cost (less accumulated depreciation:
       1995 -   $29,956    ) . . . . . . . . . . . . . . .    53,460               334,933              (33,680)            354,713
        Total property, plant and equipment, net . . . . . 9,302,073               453,784              (40,611)          9,715,246

DEFERRED DEBITS
  Purchased capacity costs . . . . . . . . . . . . . . . .   965,473                     -                    -             965,473
  Debt expense, primarily refinancing costs, being amortized
    over the terms of related debt . . . . . . . . . . . . . 180,930                     -                    -             180,930
  Regulatory asset related to income taxes . . . . . . . . . 490,676                     -                    -             490,676
  Regulatory asset related to DOE assessment fee . . . . . . 101,274                     -                    -             101,274
  Other . . . . . . . . . . . . . . . . . . . . . . . . . . .117,080                 14,176              (4,459)            126,797
        Total deferred debits . . . . . . . . . . . . . . .1,855,433                 14,176              (4,459)          1,865,150
TOTAL ASSETS . . . . . . . . . . . . . . . . . . . . . . .$13,079,637              $958,308           $(679,461)        $13,358,484
                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable . . . . . . . . . . . . . . . . . . . .$   335,701           $    43,592          $  (35,601)       $    343,692
  Notes payable . . . . . . . . . . . . . . . . . . . .       126,000                29,300                  -              155,300
  Taxes accrued . . . . . . . . . . . . . . . . . . . . . .    27,741                 9,631              (2,488)             34,884
  Interest accrued . . . . . . . . . . . . . . . . . . . . . . 73,415                   261                  (1)             73,675
  Current maturities of long-term debt and preferred stock . .  4,295                 7,776                  -               12,071
  Other . . . . . . . . . . . . . . . . . . . . . . . . . . . 141,913                13,450              (5,808)            149,555

        Total current liabilities . . . . . . . . . . . . . . 709,065               104,010             (43,898)            769,177

LONG-TERM DEBT . . . . . . . . . . . . . . . . . . . . . .  3,555,199               162,523              (6,317)          3,711,405

ACCUMULATED DEFERRED INCOME TAXES . . . . . . . . . . . . . 2,340,985                45,833              (4,614)          2,382,204



DEFERRED CREDITS AND OTHER LIABILITIES
  Investment tax credit . . . . . . . . . . . . . . . . . . . 260,148                1,199                   -              261,347
  DOE assessment fee . . . . . . . . . . . . . . . . . . . . .101,274                    -                   -              101,274
  Nuclear decommissioning costs externally funded . . . . . . 273,466                    -                   -              273,466
  Other . . . . . . . . . . . . . . . . . . . . . . . . . . . 370,316               12,404               7,707              390,427

        Total deferred credits and other liabilities . . .  1,005,204               13,603               7,707            1,026,514


PREFERRED AND PREFERENCE STOCK
  Without sinking fund requirements . . . . . . . . . . . . . 450,000                   -                    -              450,000
  With sinking fund requirements . . . . . . . . . . . . . .  234,000                   -                    -              234,000

        Total preferred and preference stock . . . . . . . . .684,000                   -                    -              684,000

COMMON STOCKHOLDERS' EQUITY
  Common stock, no par . . . . . . . . . . . . . . . . . . .1,926,909              10,568              (10,568)           1,926,909

  Additional paid in capital . . . . . . . . . . . . . . . .        -             329,234             (329,234)                  -


  Retained earnings . . . . . . . . . . . . . . . . . . . . 2,858,275             292,538             (292,538)          2,858,275


  Less treasury stock at cost, 10 shares . . . . . . . . .          -                   1                   (1)                 -

        Total common stockholders' equity . . . . . . . . . 4,785,184             632,339             (632,339)         4,785,184

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY . . . . . . . $ 13,079,637         $   958,308           $ (679,461)       $13,358,484










                                                                    Exhibit A-2


                   CONSOLIDATED STATEMENT OF RETAINED EARNINGS
                    FOR TWELVE MONTHS ENDED DECEMBER 31, 1995
                             (Dollars in Thousands)
                                    (audited)


BALANCE - December 31, 1994 . . . . . . . . . . . . . .       $2,605,920
ADD - Net income . . . . . . . . . . . . . . . . . . . .         714,538
             Total  . . . . . . . . . . . . . . . . . . .      3,320,458
DEDUCT
  Dividends
    Common stock  . . . . . . . . . . . . . . . . . . .          409,716
    Preferred and preference stock . . . . . . . . . . .          48,903
  Capital stock transactions, net  . . . . . . . . . . .           3,564
            Total deductions . . . . . . . . . . . . . .         462,183
BALANCE - December 31, 1995 . . . . . . . . . . . . . .       $2,858,275

                                                                 Exhibit A-3
                                                                 Page 1 of 2
                        NANTAHALA POWER AND LIGHT COMPANY
                    STATEMENT OF INCOME AND RETAINED EARNINGS
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                                   (UNAUDITED)


Operating Revenues
  Electric revenues                        $62,510,197

Operating Expenses
  Purchased power                           31,336,343
  Other operations                           8,099,066
  Maintenance                                4,778,553
  Depreciation                               4,891,456
  Taxes other than income                    4,143,185
     Total Electric Expenses                53,248,603
Operating Income                             9,261,594
Interest Expense and Other Income
  Interest expense                          (4,095,043)
  AFUDC and other deferred returns             890,871
  Other, net                                  176,418
     Total Other Income                     (3,027,754)
Income Before Income Taxes                   6,233,840
Income Taxes                                 2,197,185
Net Income                                   4,036,655
Retained Earnings-Beginning of Period       50,721,576
Retained Earnings-End of Period            $54,758,231

                                                                    Exhibit A-3
                                                                    Page 2 of 2

                        NANTAHALA POWER AND LIGHT COMPANY
                                  BALANCE SHEET
                             AS OF DECEMBER 31, 1995
                                   (UNAUDITED)


Current Assets
  Cash                                                  $     147,849
  Receivables, net-customers                                5,856,624
  Receivables-parent                                          306,231
  Materials and supplies                                    3,260,087
  Prepayments                                               1,234,131
  Deferred income taxes                                     2,079,877
     Total Current Assets                                  12,884,799

Property, Plant And Equipment
  Electric plant in service                               187,533,228
  Less:  accumulated depreciation & amortization           78,441,573
    Electric plant in service, net                        109,091,655
  Construction work in progress
                                                            9,759,766
    Total Electric Plant, net
                                                          118,851,421

  Other property                                            1,295,685
    Total Property, Plant and Equipment, Net              120,147,106

Deferred Debits                                            14,175,284

Total Assets                                           $  147,207,189
                                                      ================



Current Liabilities
  Accounts payable-trade                               $     872,039
  Accounts payable-parent                                  5,587,310
  Notes payable                                           29,300,000
  Taxes accrued                                              778,356
  Current portion of long-term debt                           65,774
  Customer deposits                                          435,624
  Deferred purchased power costs                           1,286,838
  Other accrued liabilities                                   85,551
     Total Current Liabilities                            38,411,492

Long-Term Debt                                            33,222,672

Accumulated Deferred Income Tax                            7,982,321

Deferred Credits And Other Liabilities
  Deferred investment tax credit                           1,198,606
  Other                                                    9,014,459
     Total Deferred Credits                               10,213,065

Stockholder's Equity
  Common Stock                                               382,020
  Additional  Paid-In-Capital                              2,237,388
  Retained Earnings                                       54,758,231
    Total Stockholder's Equity                            57,377,639


Total Liabilities and Stockholder's Equity               $147,207,189
                                                         ============

                                                                    Exhibit A-4
                                                                    Page 1 of 2




               FOREIGN UTILITY COMPANIES WHOLLY OWNED BY CLAIMANT
             CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                                   (UNAUDITED)



                                                     DUKE                    DUKE                  DUKE               DUKE
                                                    GUEMES                TRANSENER              HIDRONOR             IRIAN JAYA

Operating Revenues
  Income from operations of facilities         $    1,089,000            $  562,072          $   666,705            $     -
  Earnings of Powerco                              (1,028,288)
  Earnings of Citelec                                                       123,024
  Earnings of Hidroneuquen                                                                        79,189
  Earnings of PJP                                                                                                     2,912,465
  Other income                                           3,000                1,580               109,108                   -
     Total Revenues                                     63,712              686,676               855,002             2,912,465

Operating Expenses
  Administrative and other                             757,615              278,283               225,838                69,325
  Depreciation and amortization                        173,809              140,395               185,974               198,617
  Other taxes                                          285,061              255,598               207,879                49,369

     Total Expenses                                  1,216,485              674,276               619,691               317,311


Operating Income                                    (1,152,773)              12,400               235,311             2,595,154

Other Income, Net                                      344,228              841,557               304,214               327,614


Income Before Income Taxes                            (808,545)             853,957               539,525             2,922,768

Provision for Income Taxes
  Current                                               38,011              492,071               161,118             1,456,322
  Deferred                                            (322,052)            (193,186)               27,716              (436,870)


Net Income                                            (524,504)             555,072               350,691             1,903,316

Retained Earnings - Beginning of the Period         (1,095,552)             148,888             1,748,727                     -
Dividends Paid to DEG                                      -               (600,000)             (225,000)           (1,633,150)

Retained Earnings - End of the Period              $ (1,620,056)         $  103,960            $1,874,418              $270,166

                                                                    Exhibit A-4
                                                                    Page 2 of 2

               FOREIGN UTILITY COMPANIES WHOLLY OWNED BY CLAIMANT
                           CONSOLIDATED BALANCE SHEETS
                             AS OF DECEMBER 31, 1995
                                   (UNAUDITED)



                                                  DUKE                DUKE                  DUKE                 DUKE
                                                  GUEMES            TRANSENER             HIDRONOR            IRIAN JAYA

Current Assets
  Cash                                          $365,248            $ 818,618           $   306,591            $1,188,951

  Accounts receivable-trade                        1,722                2,151                                       5,162
  Accounts receivable-affiliate                  287,155              514,579               435,849
  Notes receivable                                                                       19,000,000               671,698
  Interest receivable                            263,848                                    267,821
  Other current assets                           414,000                  -                  50,000                   -

     Total Current Assets                      1,331,973            1,335,348            20,060,261             1,865,811


Investments And Other
  Investment in Powerco                       17,366,007
  Investment in Citelec                                            17,931,036
  Investment in Hidroneuquen                                                             48,728,596
  Investment in PJP                                                                                            15,287,644
  Notes receivable                             2,500,000
  Other deferred costs                           347,618              386,087               604,417               828,181

     Total Investments And Other             $20,213,625          $18,317,123           $49,333,013           $16,115,825


Total Assets                                 $21,545,598          $19,652,471           $69,393,274           $17,981,636

Current Liabilities
  Accounts payable                           $   713,047          $   579,858           $   742,601           $ 1,439,855

  Taxes accrued                                  175,380              234,805               131,103               595,281
  Other
                                                  45,361               30,962                13,728                38,875

     Total Current Liabilities                   933,788              845,625               887,432             2,074,011


Deferred Credits And Other Liabilities
  Accumulated Deferred Income Taxes               (844,844)          (387,570)               956,264             (436,870)
  Minority Interest in Consolidated Joint Venture  135,710                 -                     -                     -

     Total Deferred Credits And Other Liabilities (709,134)          (387,570)               956,264              (436,870)


Stockholder's Equity
  Common Stock- no par                               1,000              1,000                 1,000                 1,000
  Additional Paid-In-Capital                    22,940,000         19,089,456            65,674,160            16,073,329
  Retained Earnings                             (1,620,056)           103,960             1,874,418               270,166

     Total Stockholder's Equity                 21,320,944         19,194,416            67,549,578            16,344,495

Total Liabilities and Stockholder's Equity     $21,545,598        $19,652,471           $69,393,274           $17,981,636


                                                                    Exhibit A-5
                                                                    Page 1 of 1


                               DUKE POWER COMPANY
            Capitalization and Earnings of Foreign Utility Companies
                 As Of And For The Year Ended December 31, 1995
                                    ( US $ )
                                   (unaudited)


                  CAPITALIZATION:
                                                              Amount

                  Guemes
                       Shareholders' Equity              $53,876,065
                       Long-term Debt                     65,715,000

                       Total Capitalization             $119,591,065



                  Transener
                       Shareholders' Equity             $314,648,118
                       Short-term Debt                    87,945,176
                       Long-term Debt                      6,211,041

                       Total Capitalization             $408,804,335



                  Piedra del Aguila
                       Shareholders' Equity             $478,497,557
                       Short-term Debt                   153,181,425
                       Long-term Debt                    308,485,714

                       Total Capitalization             $940,164,696



                  PJP
                       Shareholders' Equity             $ 50,958,217
                       Long-term Debt                    159,600,000
                       Subordinated Debt                   2,238,997

                       Total Capitalization             $212,797,214



                  NPS
                       Shareholders' Equity             $    465,384
                       Long-term Debt                              -

                       Total Capitalization             $    465,384



                   EARNINGS:

                       Guemes                           $    931,546


                       Transener                        $  19,434,563


                       Piedra del Aguila                $   2,463,632


                       PJP                              $   9,708,218


                       NPS                              $     215,384

                                                                   EXHIBIT B



                             FINANCIAL DATA SCHEDULE
                   Duke Power Company Consolidated Information
                             (Dollars in Thousands)





Total Assets                                            $  13,358,484
Total Operating Revenues                                $   4,676,684
Net Income                                              $     714,538

                                                                    EXHIBIT C



         An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.


Exhibit C-1        Chart  showing   relationship  of  Guemes  to  associate
                   companies in the holding-company system.

Exhibit C-2        Chart  showing  relationship  of  Transener  to associate
                   companies in the holding company system.

Exhibit C-3        Chart showing relationship of Piedra del Aguila to
                   associate companies in the holding-company system.

Exhibit C-4        Chart showing  relationship of PJP to associate companies
                   in the holding-company system.

                                                                   EXHIBIT C-1

                                     GUEMES



                                    Claimant




                                  Church Street




                                       DEG

                                                                 Duke Guemes
                                                                Operating Corp.

                                   Duke Guemes

                                                         51%

                                       25%                          Powerco
                                                                 Services S.A.
                                  Powerco S.A.




                                       60%


                                     Guemes



                   Ownership is 100% unless otherwise specified.

                                                                 EXHIBIT C-2

                                    TRANSENER



                                    Claimant




                                  Church Street




                                       DEG




                                 Duke Transener
                                                            Duke Transener
                                       15%                  Operating Corp.


                                     Citelec



                                       65%


                                    Transener



                  Ownership is 100% unless otherwise specified

                                                                  EXHIBIT C-3

                                PIEDRA DEL AGUILA



                                    Claimant




                                  Church Street



                                       DEG




                                  Duke Hidronor

                                                          Duke Hidronor
                                                          Operating Corp.


                                  Duke Hidronor
                                 (Caymans) Ltd.

         .
                                         16.54%

                                Hidroneuquen S.A.



                                      59%


                                Piedra del Aguila



               Ownership is 100% unless otherwise specified

                                                                EXHIBIT C-4

                                       PJP



                                    Claimant



                                                               Duke Coal
                                    Church Street           Project Services
                                                              Group, Inc.




                                       DEG
                                                           Duke Coal Project
                                                         Services Pacific, Inc.


                                   Duke Irian Jaya              40%



                                       30%                     NPS


                                       PJP




                 Ownership is 100% unless otherwise specified.

                                                                    EXHIBIT D





         Map showing principal generating plants, transmission lines, and distribution facilities of Claimant and NP&L. Reference is made to Exhibit C of the Claimant's Form U-3A-2, File Number 69-351, for the year ended December 31, 1993, filed under cover of Form SE on February 25, 1994. Such exhibit is hereby incorporated herein by reference.